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                       January 23, 2024

       Ross Durr
       Senior Vice President
       San Juan Basin Royalty Trust
       2200 Post Oak Blvd., Floor 18
       Houston, TX 77056

                                                        Re: San Juan Basin
Royalty Trust
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            File No. 001-08032

       Dear Ross Durr:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction